PricewaterhouseCoopers
One International Plaza
Boston, MA  02110
Telephone  (617) 478-5000

To the Partners of Boston Financial Tax Credit Fund Plus,
A Limited Partnership

We have examined management's assertion about Boston Financial Tax Credit Fund Plus, a Limited Partnership's (the Fund's) compliance with the requirements of subsections (b) an (c) of Rule 17f-2 under the Investment Company Action of 1940 (the Act) as of March 31, 2000, included in the accompanying Management Statement Regarding Compliance with Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants, and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2000:

1)    Confirmation of all securities held by the custodian, Fleet National Bank

2) Comparison of all such securities to the books and records of the Fund and the custodian, Fleet National Bank

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Fund's compliance with specified requirements.

In our opinion, management's assertion that Boston Financial Tax Credit Fund Plus, a Limited Partnership was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Boston Financial Tax Credit Fund Plus, a Limited Partnership and the Securities and Exchange Commission and should not be used for any other purpose.



/s/ PricewaterhouseCoopers
Boston, Massachusetts
June 23, 2000


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-17F-2                                                         OMB APPROVAL
                                                                OMB Number:         3235-0360
Certificate of Accounting of Securities and Similar             Expires:               June 30, 1997
Investments in the Custody of                                   Estimated average burden
Management Investment Companies                                 hours per response..............0.05
                                                                ------------------------------------

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act File Number:                           Date examination completed:

          811-NOT APPLICABLE - SEE ATTACHED EXPLANATION                    MARCH 31, 2000


2.   State identification Number:

     AL             AK               AZ              AR                CA               CO
     CT             DE               DC              FL                GA               HI
     ID             IL               IN              IA                KS               KY
     LA             ME               MD              MA                MI               MN
     MS             MO               MT              NE                NV               NH
     NJ             NM               NY              NC                ND               OH
     OK             OR               PA              RI                SC               SD
     TN             TX               UT              VT                VA               WA
     WV             WI               WY              PUERTO RICO

     OTHER (specify):


3. Exact number of investment company as specified in registration statement:

     BOSTON FINANCIAL TAX CREDIT FUND PLUS, A LIMITED PARTNERSHIP

4. Address of principal executive office (number, street, city, state, zip code):

     101 ARCH STREET, 16 FLOOR, BOSTON, MA  02110

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit the Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


      THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                       SEC  2198 (8-95)

Attachment to form N-17f-2

Boston Financial Tax Credit Fund Plus, A Limited Partnership, is not an investment company. However, it is filing the form N-17f-2 and related materials pursuant to the instruction contained in the Securities and Exchange Commission's exemptive order (Release Number 18425) dated November 29, 1991.

August 3, 2000



Boston Financial
101 Arch Street
Boston, MA  02110



Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Boston Financial Tax Credit Fund Plus, a Limited Partnership (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2000.

Based on this evaluation, we assert that the Company was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000 with respect to securities and similar investments reflected in the investment account of the Company.

Boston Financial Tax Credit Fund Plus, a Limited Partnership

By:

/s/Patricia Olsen-Goldberg
-------------------------------
Patricia Olsen-Goldberg, CPA
Vice President
Lend Lease Real Estate Investments, Inc.

PricewaterhouseCoopers
One International Plaza
Boston, MA  02110
Telephone  (617) 478-5000



To the Partners of Boston Financial Tax Credit Fund Plus,
A Limited Partnership

We have examined management's assertion about Boston Financial Tax Credit Fund Plus, a Limited Partnership's (the Fund's) compliance with the requirements of subsections (b) an (c) of Rule 17f-2 under the Investment Company Action of 1940 (the Act) as of February 29, 2000 included in the accompanying Management Statement Regarding Compliance with Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants, and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2000:

3) Confirmation of all securities held by the custodian, Fleet National Bank

4) Comparison of all such securities to the books and records of the Fund and the custodian, Fleet National Bank

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Fund's compliance with specified requirements.

In our opinion, management's assertion that Boston Financial Tax Credit Fund Plus, a Limited Partnership was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2000, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Boston Financial Tax Credit Fund Plus, a Limited Partnership and the Securities and Exchange Commission and should not be used for any other purpose.



/s/ PricewaterhouseCoopers
Boston, Massachusetts
June 23, 2000


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-17F-2                                                         OMB APPROVAL
                                                                OMB Number:         3235-0360
Certificate of Accounting of Securities and Similar             Expires:               June 30, 1997
Investments in the Custody of                                   Estimated average burden
Management Investment Companies                                 hours per response..............0.05
                                                                ------------------------------------

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act File Number:                          Date examination completed:

          811-NOT APPLICABLE - SEE ATTACHED EXPLANATION                    February 29, 2000


2.   State identification Number:

     AL             AK               AZ              AR                CA               CO
     CT             DE               DC              FL                GA               HI
     ID             IL               IN              IA                KS               KY
     LA             ME               MD              MA                MI               MN
     MS             MO               MT              NE                NV               NH
     NJ             NM               NY              NC                ND               OH
     OK             OR               PA              RI                SC               SD
     TN             TX               UT              VT                VA               WA
     WV             WI               WY              PUERTO RICO

     OTHER (specify):


3. Exact number of investment company as specified in registration statement:

     BOSTON FINANCIAL TAX CREDIT FUND PLUS, A LIMITED PARTNERSHIP

4. Address of principal executive office (number, street, city, state, zip code):

     101 ARCH STREET, 16 FLOOR, BOSTON, MA  02110

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit the Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


    THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                               SEC  2198 (8-95)

Attachment to form N-17f-2

Boston Financial Tax Credit Fund Plus, A Limited Partnership, is not an investment company. However, it is filing the form N-17f-2 and related materials pursuant to the instruction contained in the Securities and Exchange Commission's exemptive order (Release Number 18425) dated November 29, 1991.

August 3, 2000



Boston Financial
101 Arch Street
Boston, MA  02110


Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Boston Financial Tax Credit Fund Plus, a Limited Partnership (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 29, 2000.

Based on this evaluation, we assert that the Company was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2000 with respect to securities and similar investments reflected in the investment account of the Company.

Boston Financial Tax Credit Fund Plus, a Limited Partnership


By:
/s/Patricia Olsen-Goldberg
-------------------------------
Patricia Olsen-Goldberg, CPA
Vice President
Lend Lease Real Estate Investments, Inc.

PricewaterhouseCoopers
One International Plaza
Boston, MA  02110
Telephone  (617) 478-5000


To the Partners of Boston Financial Tax Credit Fund Plus,
A Limited Partnership

We have examined management's assertion about Boston Financial Tax Credit Fund Plus, a Limited Partnership's (the Fund's) compliance with the requirements of subsections (b) an (c) of Rule 17f-2 under the Investment Company Action of 1940 (the Act) as of November 30, 1999, included in the accompanying Management Statement Regarding Compliance with Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants, and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1999:

5) Confirmation of all securities held by the custodian, Fleet National Bank

6) Comparison of all such securities to the books and records of the Fund and the custodian, Fleet National Bank

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Fund's compliance with specified requirements.

In our opinion, management's assertion that Boston Financial Tax Credit Fund Plus, a Limited Partnership was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1999, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is
 intended solely for the information and use of management of Boston Financial Tax Credit Fund Plus, a Limited Partnership and the Securities and Exchange Commission and should not be used for any other purpose.


/s/ PricewaterhouseCoopers
Boston, Massachusetts
June 23, 2000


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-17F-2                                                         OMB APPROVAL
                                                                OMB Number:         3235-0360
Certificate of Accounting of Securities and Similar             Expires:               June 30, 1997
Investments in the Custody of                                   Estimated average burden
Management Investment Companies                                 hours per response..............0.05
                                                                ------------------------------------

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act File Number:                                Date examination completed:

          811-NOT APPLICABLE - SEE ATTACHED EXPLANATION                    November 30, 1999


2.   State identification Number:

     AL             AK               AZ              AR                CA               CO
     CT             DE               DC              FL                GA               HI
     ID             IL               IN              IA                KS               KY
     LA             ME               MD              MA                MI               MN
     MS             MO               MT              NE                NV               NH
     NJ             NM               NY              NC                ND               OH
     OK             OR               PA              RI                SC               SD
     TN             TX               UT              VT                VA               WA
     WV             WI               WY              PUERTO RICO

     OTHER (specify):


3. Exact number of investment company as specified in registration statement:

     BOSTON FINANCIAL TAX CREDIT FUND PLUS, A LIMITED PARTNERSHIP

4. Address of principal executive office (number, street, city, state, zip code):

     101 ARCH STREET, 16 FLOOR, BOSTON, MA  02110

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit the Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


   THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                             SEC  2198 (8-95)

Attachment to form N-17f-2

Boston Financial Tax Credit Fund Plus, A Limited Partnership, is not an investment company. However, it is filing the form N-17f-2 and related materials pursuant to the instruction contained in the Securities and Exchange Commission's exemptive order (Release Number 18425) dated November 29, 1991.

August 3, 2000



Boston Financial
101 Arch Street
Boston, MA  02110



Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Boston Financial Tax Credit Fund Plus, a Limited Partnership (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 1999.

Based on this evaluation, we assert that the Company was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1999 with respect to securities and similar investments reflected in the investment account of the Company.

Boston Financial Tax Credit Fund Plus, a Limited Partnership

By:
/s/Patricia Olsen-Goldberg
-------------------------------
Patricia Olsen-Goldberg, CPA
Vice President
Lend Lease Real Estate Investments, Inc.